131 South Dearborn Street
Suite 2400
Chicago,Illinios 60603
(312) 460-5000
fax (312) 460-7000
www.seyfarth.com
February 29, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance

	Re:	Aastrom Biosciences, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-22025
Dear Mr. Riedler:
     We represent Aastrom Biosciences, Inc. (the “Company”) in connection with the above referenced preliminary proxy statement on Schedule 14A (the “Amended Proxy Statement”) filed by the Company with the Commission. For your convenience, we are providing you with three paper copies of the Amended Proxy Statement, marked to show the changes made from the initial Preliminary Proxy Statement which was filed with the Commission on February 22, 2008. The changes reflected in the Amended Proxy Statement are intended to respond to the comments set forth in your letter to Mr. George W. Dunbar, Jr., President and Chief Executive Officer of the Company, dated February 27, 2008 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the initial Preliminary Proxy Statement.
1. We have added disclosure under a new heading on page 8 entitled Increased Number of Authorized But Unissued Shares to expand the discussion of the Company’s plans, commitments, arrangements, understandings or agreements regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.
2. As of January 31, 2008, the Company had ten holders of record who individually own less than five shares of common stock, and an additional 11 holders of record who individually own between five and thirteen shares of common stock.

Securities and Exchange Commission
Attn: Mr. Jeffrey Riedler
February 29, 2008
Page 2
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the staff’s comments with respect to the Preliminary Proxy Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael Blount

Michael E. Blount
cc:	John L. Krug
George W. Dunbar, Jr.